1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 16, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,682

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,682 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares Russell 2000 BuyWrite ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on December 12, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust has provided the Fund’s completed fee table and cost example to the Staff.

Comment 2:	Since this is a new fund, please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:	The Trust will include footnote disclosure to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

February 16, 2024

Comment 3:	On page S-1, the disclosure above the fee table states that BFA will pay all operating expenses of the Fund except for six enumerated categories. The Staff notes that the Fund does not exclude AFFE. Could the Trust confirm whether BFA or the Fund will pay AFFE and adjust the disclosure accordingly.

Response:	The Trust added the following footnote to the fee table:

Operating expenses paid by BFA under the Investment Advisory Agreement exclude Acquired Fund Fees and Expenses, if any.

Comment 4:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund. Please see ADI 2019-08.

Response:	The Trust has reordered the principal risk factors in the Summary Prospectus so that the five most significant risks to the Fund, based on the currently expected impact to the Fund’s net asset value and the name of the Fund, are listed first. The remainder of the principal risk factors in the Summary Prospectus, and all of the principal risk factors in the Statutory Prospectus, remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks are always changing and difficult to predict.

Comment 5:	In the Principal Investment Strategies section of the Prospectus, please disclose how often the Underlying Index is rebalanced.

Response:	The Trust has revised the Principal Investment Strategies to state that the Underlying Index is rebalanced monthly.

*    *    *

Securities and Exchange Commission

February 16, 2024

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Ho

John Rupp